Exhibit 16.1

April 4, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 4, 2013, of Sunoco Logistics Partners L.P. and are in agreement with the statements contained in the second and fourth sentences of the first paragraph and paragraphs two, three and four on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP